UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 12b-25
NOTIFICATION OF LATE FILING
(Check One):
☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☒ Form 10-Q       ☐ Form 10-D       ☐ Form N-SAR       ☐ Form N-CSR

For Period Ended:	January 31, 2006

☐ Transition report on Form 10-K
☐ Transition report on Form 20-F
☐ Transition report on Form 11-K
☐ Transition report on Form 10-Q
☐ Transition report on Form N-SAR

For the Transition Period Ended:

Commission File Number: 0-8877
Cusip No. 225439-20-7
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
CREDO PETROLEUM CORPORATION\

Full Name of Registrant
N/A

Former Name if Applicable
1801 Broadway, Suite 900

Address of Principal Executive Office (Street and Number)
Denver, Colorado 80202

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this from could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or
☒		transition report on Form 10-Q or subject distribution report on Form 10-D, or potion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

FORM III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Effective November 1, 2006, the company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (R), Share Based Payments, using the modified-retrospective-transition method. The company needs additional time to complete the information necessary to restate its historical Consolidated Balance Sheets.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David W. Vreeman	303	297-2200

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is now, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CREDO PETROLEUM CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2006	By:	/s/ David W. Vreeman
David W. Vreeman
Vice President and Chief Financial Officer (Principal Accounting Officer)